May 12, 2025

Bihua Chen
Chief Executive Officer
Helix Acquisition Corp. II
200 Clarendon Street, 52nd Floor
Boston, MA 02116

Eli Wallace
Chief Executive Officer
TheRas, Inc.
256 E. Grand Avenue, Suite 104
South San Francisco, CA 94080

       Re: Helix Acquisition Corp. II
           TheRas, Inc.
           Draft Registration Statement on Form S-4
           Submitted April 15, 2025
           CIK No. 0001869105
Dear Bihua Chen and Eli Wallace:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4
Questions and Answers about the Business Combination
Q: How do the Sponsor, Cormorant and Helix's officers and directors intend to vote?, page xxxvii

1. Please disclose if any consideration was received by the shareholders who have
 May 12, 2025
Page 2

       agreed to vote in favor of the merger agreement.
Risk Factors
The third parties upon whom BBOT relies for the supply of the active pharmaceutical ingredients..., page 81

2. Please revise this risk factor to name the sole source suppliers BBOT currently relies upon and clarify if BBOT has entered into any supply agreements with them.
Background of the Business Combination, page 126

3. We note your disclosure on page 127 that the "board of directors of Company A and
       Helix were unable to reach mutually agreeable terms, and Helix's offer to enter into the letter of intent expired without further pursuit by Helix." Please revise your disclosure to provide further details about the discussions that Helix had with
       Company A, including, but not limited to, the reasons why the parties were unable to reach mutually agreeable terms.
4. We note your disclosure that in "late 2024, in light of clinical data emerging at an accelerated timeline, Helix['s] management team started considering BBOT as a potential target candidate[.]" Please revise your disclosure to specify the clinical data that emerged at this time that led Helix's management team to consider BBOT as a potential target.
5. We note your disclosure that "Helix derived the pre-transaction equity value proposed by considering the clinical progress that had been made since the BBOT Series B
       Financing and the relative valuations for similar clinical stage companies contemplating initial public offerings in 2025." Please revise your disclosure to identify the "similar clinical stage companies" referenced here.
The Transaction Committee's and Helix Board's Reasons for the Approval of the Business
Combination, page 134

6. We note your disclosure that the "Transaction Committee and Helix Board believe that BBOT has multiple clinical assets with anticipated value inflection points over the next 9 to 18 months[.]" Please revise your disclosure to specify what the
       Committee and the Board believe the "anticipated value inflection points" will be.
Opinion of Lincoln International LLC, page 141

7. Disclose any instructions received by Lincoln International LLC from Helix or the
       Sponsor, and any limitations imposed by Helix or the Sponsor, on the scope of the activities conducted by Lincoln in connection with the fairness opinion. Refer to Item
       1607(b)(6) of Regulation S-K.
Selected Public Companies Analysis, page 145

8. Please revise your table on page 145 to identify the material metrics applicable to each public company selected. In addition, please revise to discuss how Lincoln considered the differing stages of operations when comparing BBOT to the selected companies. For example, explain if any adjustments to the final enterprise value were
       made based on the fact that BBOT does not yet have any products approved for
 May 12, 2025
Page 3

       commercial sale.
9. Please clarify whether any of the selected public companies that Lincoln evaluated became public through a business combination with a special purpose acquisition company. Similarly, please clarify whether any of the selected M&A transactions or the selected capital raise transactions that Lincoln evaluated involved a special purpose acquisition company. If not, please explain the reasons why such comparisons were not made.
Dilution, page 235

10. Please revise your dilution disclosure to clearly disclose how your historical net tangible book value (NTBV) was calculated. Please also separately quantify the components of both the numerator and denominator of your NTBV per share for each redemption scenario. In this regard, your tabular disclosure should show:
           your historical net book value;
           the nature and amounts of each source of dilution used to determine net tangible book value, as adjusted;
           the number of shares used to determine net tangible book value per share, as adjusted; and
           any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted.
       Refer to Item 1604(c) of Regulation S-K.
11. In both your 75% and 100% of maximum redemption scenarios, you assume that the
       Minimum Cash Condition will not be met but that BBOT will waive this condition.
       We note your disclosure elsewhere, however, that it is your understanding that BBOT does not intend to waive the Minimum Cash Condition and accordingly, you may seek to obtain additional financing to meet the Minimum Cash Condition. To the extent that in these scenarios you anticipate obtaining additional financing in order to proceed with the business combination, the effects of this additional financing should be included in your dilution disclosure. Conversely, if you do not anticipate obtaining sufficient additional financing to meet the Minimum Cash Condition, your redemption scenarios should be adjusted such that your maximum redemption scenario represents the maximum amount of redemptions that could occur while also meeting the
       Minimum Cash Condition without additional financing. Please revise accordingly throughout your filing whenever redemption scenarios are provided. Information about BBOT
BBOT's Business, page 257

12. We note your disclosure here and throughout your Prospectus stating, among other
       things, that your PI3K   inhibitors enabled    potent    inhibition and
showed "strong
       activity" against the ON-Form of KRAS G12C. Please revise these and similar statements throughout your prospectus to eliminate conclusions or predictions that your product candidates are effective, as determinations of efficacy are solely within the authority of the FDA.
 May 12, 2025
Page 4
Overview of BBO-8520 Program
Preclinical, page 260

13. Please clarify if your preclinical testing that resulted in BBO8520 comparing "favorably" to sotorasib and adagrasib in ERK phosphorylation inhibition
       and 3D viability assays was the result of head-to-head testing. To the extent it was not, please remove this comparison.
Clinical, page 262

14. Please remove the statement on page 264 claiming that BBO-8520's safety profile appeared "favorable" as safety determinations are within the sole discretion of the
       FDA and comparable foreign regulators.
15. Please revise to disclose the number of patients you have enrolled and intend to enroll in your ONKORAS-101 and BREAKER-101 Phase 1 studies.
Overview of BBO-11818 Program
Preclinical, page 271

16. Please revise to briefly discuss the material aspects of your trial design for your planned Phase 1 KONQUER-101 trial. Your revisions should include the number of patients you plan to enroll, current enrollment numbers and planned endpoints.
17. We note your disclosure that the discovery of BBO-11818 was facilitated, in part, by
       "artificial intelligence learnings from [y]our KRAS G12C inhibitor program[.]" Please provide further details about the "artificial intelligence learnings" referenced here.
License and Cooperative Research and Development Agreements, page 278

18. Please revise to disclose the aggregate amounts paid to date under each licensing agreement discussed in this section.
19. We note that several of the agreements discussed in this section require BBOT to pay a "minimum annual royalty" and a "mid double-digit percentage of certain non-
       royalty consideration received under a sublicense to a third party." For each of these agreements, please disclose the amount that could be owed under the minimum annual royalty provision and specify the range for the non-royalty consideration within ten percentage points.
LLNS Cooperative Research and Development Agreement, page 278

20. We note your disclosure that this agreement will expire on June 22, 2025 unless the parties mutually agree to extend the term. Please revise your disclosure to clarify if the parties have had any discussions to mutually extend the term of this agreement.
Management of PubCo Following the Business Combination, page 313

21. Please disclose if you intend to enter into new employment agreements with each of
       BBOT's named executive officers following the business combination or if PubCo intends to assume the offer letter agreements BBOT previously entered into with management. If PubCo intends to assume the offer letter agreements, please file each agreement as an exhibit to this registration statement. Refer to Item 601 of Regulation
       S-K for guidance.
 May 12, 2025
Page 5

General

22.   We note that you intend to file the form of preliminary proxy card as
Exhibit 99.1.
      Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph
(a)(3) of the
      Exchange Act Rule 14a-4.
       Please contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joshua Gorsky at 202-551-7836
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Joel Rubinstein, Esq.
      Maggie L. Wong, Esq.